Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

January 12, 2018

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing to inform you that our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”), has received authorization from the Argentine Central Bank, pursuant to Resolution number 35, to receive a capital contribution from its shareholder Grupo Financiero Galicia S.A. in LEBAC (I17E8), nominal value 10,168,285,119, in an amount equal to Ps. 10,000,000,000 (ten billion pesos). This is in accordance with the resolutions adopted by the General Ordinary and Extraordinary Shareholders´ Meeting that was held on December 14, 2017.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com